MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2026

SEABRIDGE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated August 13, 2026, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes as at and for the three and six months ended June 30, 2026. It should be read in conjunction with the Company's audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2025, and the 2025 Annual Information Form filed on SEDAR+ at www.sedarplus.ca. Other corporate documents are also available on SEDAR+ and EDGAR, as well as the Company’s website www.seabridgegold.com. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell interests in projects or to secure equity and other financings. All dollar figures are in Canadian dollars unless otherwise stated. Figures in some tables may not add due to rounding.
The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026, and the comparative periods have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).
COMPANY OVERVIEW
Seabridge Gold Inc. is engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to rising gold prices, while also offering additional exposure to copper through the significant copper resources it has acquired and discovered.
The Company’s strategy is to increase its mineral resources through exploration, rather than to develop and operate mines on its own. The Company intends to sell projects or participate in joint ventures with major mining companies as projects advance toward production. Since inception in 1999, Seabridge has acquired interests in numerous gold projects situated in North America with its principal project being the KSM property located in British Columbia. The KSM Project contains one of the world’s largest endowments of gold and copper mineral reserves and mineral resources. The Company also holds a 100% interest in the Bronson Corridor Project (formerly known as Iskut Project) in British Columbia, the 3 Aces Project in Yukon, and the Snowstorm Project in Nevada. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM and Bronson Corridor.
Seabridge’s common shares trade in Canada on the Toronto Stock Exchange ("TSX") under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

SECOND QUARTER 2026 HIGHLIGHTS
•The Province of British Columbia designated Seabridge’s KSM Project as a provincial priority project. Being included on the priority project list gives KSM access to dedicated provincial permitting coordination and assistance. This support is anticipated to improve the efficiency of future permitting processes for the Project.
•Commenced an aggressive work season at the KSM project with mobilization and work commencing on all planned scopes, including construction of the Upper Treaty Creek Access Road, drilling in the Treaty and Mitchell Valleys and completion by BC Hydro of the Treaty Creek Terminal ("TCT"). The KSM site is fully activated and staffed across five camps to support these site works and extensive data collection for the planned feasibility study.
•Continued preparation for the initiation of a feasibility study on the KSM Project. Discussions with principal consultants, including the feasibility study lead, focused on fully defining work scopes, underlying technical assumptions, battery limits and cost estimates. In addition, an extensive metallurgical test program focused on, among other matters, optimizing grind size and recovery was advanced. Completion of a feasibility study is targeted for the second half of 2027.
•KSM Mining Inc. ("KSMCo") received a letter from the Ministry of Mining and Critical Minerals of British Columbia (the "Mines Ministry") advising that a decision to issue permit amendments for the construction and operation of the Mitchell Treaty Tunnels ("MTT") over their full length has been delayed. The Company continues to engage with the Province in regards to this matter.
•The Supreme Court of British Columbia ("the Court") issued its decision on two petitions challenging the July 24, 2024 determination (the "SSD") by the BC Environmental Assessment Office ("EAO") that Seabridge’s KSM project was substantially started. The Court found that the EAO had not satisfied its duty to consult the Tsetsaut Skii km Lax Ha (“TSKLH”) with respect to the SSD. The Court has ruled that the EAO must provide a period of 90-days, which commenced on June 30, 2026, for TSKLH to provide written submissions on whether the project was substantially started, after which the EAO must reconsider the SSD. The Court also dismissed the second petition that was filed by SkeenaWild Conservation Trust (“SCT”), but the parties disagree on whether the Court made a determination as to the reasonableness of the SSD, and are seeking clarification from the Court as to its ruling on the reasonableness arguments made by SCT and the scope of the consultation of TSKLH required under the ruling. TSKLH and SCT have filed notices of appeal to preserve their rights of appeal until the Court provides clarification on these issues and the Company and the Crown have filed cross appeals to preserve their rights in case the appeals proceed.
•Seabridge was awarded the Resource and Mining Excellence Award at the 2026 Community and Business Awards in Smithers, British Columbia. This award recognizes a business, organization, or individual that has made a significant contribution to the resource and mining sector in the region through innovation, sustainability, and leadership.
•Upon approval by the shareholders of Seabridge, the Company completed the spin-out of Valor Gold to Seabridge shareholders. Valor Gold, a separately listed issuer on the TSX, owns a 100% interest in the Courageous Lake gold project located in the Northwest Territories, Canada, previously owned by Seabridge. Seabridge distributed all 55 million shares of Valor Gold (the "Valor Shares") to its shareholders based on a ratio of one Valor share for every 1.957 Seabridge shares held. Valor commenced trading on the TSX under the symbol “VGC” on June 5, 2026
•Seabridge reported a maiden Mineral Resource estimate for its Bronson Corridor project in B.C.’s Golden-Triangle. Inferred Mineral Resources total 9.2 million ounces of gold, 28.3 million ounces of silver and 923 million pounds of copper (605.7 million tonnes at 0.47 g/t gold, 0.07% copper and 1.5 g/t silver)1. The Mineral Resource remains open in several directions.
•On July 20, 2026, the Company entered into an unsecured non-revolving loan agreement with a strategic investor providing for a loan facility of up to US$100 million. The facility bears interest at 7% per annum, compounded monthly, is available through December 31, 2026 and may be used to fund the Company’s working capital requirements and capital expenditures related to the KSM Project. Company may elect to settle all or a portion of the principal and accrued interest in cash, common shares, or a combination thereof.
•In June, Seabridge released its 2025 Sustainability Report, providing a comprehensive review of the Company's environmental, social, and governance ("ESG") performance across its North American portfolio of gold and copper projects.

[1] The mineral resource estimate was prepared by Henry Kim, P.Geo., an independent qualified person, with an effective date of April 8, 2026.

OUTLOOK
The Company continues its pursuit of a joint venture agreement on the KSM Project with a senior mining company partner that has the technical, financial, and social capabilities to support development of the Project. The KSM Project includes multiple deposits and development scenarios that provide a joint venture partner flexibility in the design of the Project.
Seabridge is completing significant works in 2026 to advance the KSM Project. Planned activities include:
•Initiation of a feasibility study (“FS”) to advance technical workstreams, engineering designs and cost estimates with targeted completion in the second half of 2027.
•The FS works include the most significant geotechnical program completed at the site, including drilling programs in the Treaty and Mitchell valleys, along the tailings management facility, and within the west borrow pit.
•The program anticipates completion of 125 drill holes and 175 test pits. Certain holes will provide geotechnical data and also can be utilized for further metallurgical testwork.
•Completion of significant road construction of up to 13 kilometers of Upper Treaty Creek Access Road (“UTCAR”) to provide access to the site of the MTT saddle portal access. 5.5 kilometers of the Coulter Creek Access Road (“CCAR”) that was planned to advance access to the Mitchell Valley has been deferred to reduce complexity.
•BC Hydro is completing work on the TCT, a key component of the system required to provide power from the Northwest Transmission Line ("NTL”) for use during construction and operations.
•Environmental monitoring and technical studies covering activities required to prepare for the FS, and future permitting applications.
•Maintaining site camps, site operations, permits and social outreach programs, including Indigenous partner engagements.
At the Bronson Corridor Project, Seabridge's exploration program is better defining new targets on the property, with a focus on upgrading surface geochemistry and geological mapping on untested and underexplored targets on the property. Additional evaluation of the historical core will be undertaken to better understand the mineral distribution and relationship to intrusive centers.
Executing this more limited program has also resulted in a pause of the voluntary reclamation program at the Johnny Mountain Mine.
Limited exploration works are being completed at our 3 Aces and Snowstorm Projects. On our newly acquired Michigan Project, the focus in 2026 is expanding geochemical data over the property to identify and refine targets for future drilling.
The Company has $53.6 million in working capital at the end of the second quarter and, subsequent to quarter end, secured a loan facility for up to US$100 million to provide funding certainty to complete planned works.
DISCUSSION OF PROJECTS
KSM Project
The KSM Project is located in northwest British Columbia, Canada, in a region generally known as the “Golden Triangle”. The Golden Triangle includes many operating mines and development and exploration projects. KSM is one of the world's largest undeveloped gold and copper projects as measured by mineral reserves and mineral resources. The KSM Project received its environmental assessment approvals from the federal, provincial and Nisga’a Lisims governments in 2014, relating to the mining and processing of 2.3 billion tonnes of ore from four of the KSM mineral deposits. The SSD made in July, 2024 initially made these environmental assessment approvals no longer subject to expiry; however, the Court has ordered the SSD to be reconsidered after consultation with the TSKLH. After reconsideration, if the EAO determines for a second time that the KSM Project is substantially started, the environmental assessment approvals will no longer be subject to expiry.
The Province has designated Seabridge's KSM Project as a provincial priority project. The designation is designed to advance strategic, job-creating developments across British Columbia. Inclusion on the priority project list provides KSM with dedicated provincial permitting coordination and support, which is expected to streamline and expedite additional permits for the Project.
Recognition of KSM as a provincial priority project reflects the quality of the work completed to date and the value KSM represents for British Columbia and Canada. Dedicated permitting efforts support the significant work invested by Seabridge, our First Nation partners, local communities and government agencies.
SITE ACTIVITIES AND DEVELOPMENT
Consistent with seasonal conditions, site activities ramped up significantly during Q2 2026 with mobilization of project management, contractors and support staff to initiate works across all planned scopes. All three owned camp locations and two third-party locations being used to support the field season were activated and operational. A strong focus on safety and environmental compliance was maintained throughout the quarter.
Upper Treaty Creek Access Road (“UTCAR”): Construction of UTCAR commenced during the quarter. The UTCAR is being constructed under a joint venture between the Treaty Creek Limited Partnership, owned by the Nisga'a and Tahltan Nations, and the Lemare Group. As at June 30, 2026, pioneering work was completed along 3.3 kilometres of the 13 kilometre route, with road construction completed along the first 1.8 kilometres. The project remained on budget. Pioneering activities are on track; however, subgrade construction has been impacted by access to sufficient suitable road subgrade material. This issue is not expected to impact the overall schedule, as suitable material will be reached at approximately the 6 kilometre mark, at which point subgrade construction will catch up with pioneering activities.
Treaty Creek Terminal: Work on BC Hydro's Treaty Creek Terminal ("TCT") also commenced during the quarter. BC Hydro contractors completed works on controls, communications and testing while also advancing on-site finishing of the yard and associated buildings. The TCT will be completed by the end of the field season.
The extensive site investigation program commenced in June after earlier activities established drill pad locations, staging areas and access points. Drill programs are being conducted within both the Mitchell and Treaty Valleys, focused on geotechnical information for the feasibility study. As at June 30, 2026, 24% of the planned holes were completed. Also late in the quarter, test pitting within the footprint of the tailings management facility commenced with the establishment of access to the planned locations.
With the deferral of the construction of the Coulter Creek Access Road, the decision has been made to add drilling along the planned route to provide improved engineering information with the objective to reduce cost and risk of construction.
During the current quarter, the KSM Project was recognized with the Resource and Mining Excellence Award at the 2026 Community and Business Awards in Smithers, British Columbia. This award recognizes a business, organization, or individual that has made a significant contribution to the resource and mining sector in the region through innovation, sustainability, and leadership.
During the second quarter, the Province of British Columbia designated Seabridge’s KSM Project as a provincial priority project. The designation is designed to advance strategic, job‑creating developments across British Columbia. The inclusion on the priority project list provides KSM with dedicated provincial permitting coordination and support, which is expected to streamline and expedite permitting timelines for future required permits for the Project. The Province’s decision reflects KSM’s scale, long‑term economic potential, and alignment with the objectives of the Look West strategy, which focuses on delivering major projects, strengthening economic security, and supporting the responsible development of British Columbia’s natural resources.

FS ACTIVITIES
During Q2 2026, the technical service team focused on working with various consultants to develop a master schedule for the initiation of, and the execution and completion of the feasibility study. To support this work and align scopes various technical sessions were held to better define current information and planning assumptions related to mine and process design and various infrastructure components.
Metallurgical test work in support of the FS was fully in process through the second quarter. Work continues across a number of labs on composites and other samples to optimize grind size and flowsheet layouts. Work to date has improved the Company’s confidence that the FS process design can be improved relative to that which was utilized in the 2022 pre-feasibility study.
EXPENDITURES
Expenditures related to project development, started in 2021 and continued through 2026, are illustrated below:

(in thousands of Canadian dollars)	Capital expenditures	Prepayments/ Deposits to BC Hydro [1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	44,715	14,000	32,855	91,570
As at December 31, 2024	381,086	106,720	66,993	554,799
Additions	37,927	54,373	36,844	129,144
As at December 31, 2025	419,013	161,093	103,837	683,943
Additions	35,659	-	16,793	52,452
As at June 30, 2026	454,672	161,093	120,630	736,395
1.In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority ("BC Hydro") covering the design and construction of a switching station by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement and amendments thereto, as at June 30, 2026, the Company has completed all $161.1 million in contracted payments. Of the $161.1 million, $86.2 million was the cost to complete the construction, and $74.7 million was placed on deposit as security for BC Hydro's system reinforcement expenditures that are required to make the power available.
2.During the six months ended June 30, 2026, construction in progress additions at KSM included $16.8 million of capitalized borrowing costs (six months ended June 30, 2025 - $17.2 million). Costs capitalized during the comparative period were net of $0.5 million of interest income earned on temporary investments of the borrowed funds.
During the six months ended June 30, 2026, the Company incurred $35.7 million in operating expenditures that were capitalized.
At KSM, expenditures related to technical and engineering, fieldwork, and environmental and social programs for the six months ended June 30, 2026 are summarized in the following table:

(in thousands of Canadian dollars)	Six months ended June 30, 2026
Payroll	1,416
Technical, engineering, and fieldwork	13,344
Environmental and social	9,112
Other holding or property	74
Total	23,946
PROJECT DESCRIPTION
In 2014, the KSM Project received its environmental assessment approvals from the federal, provincial and Nisga’a Lisims governments, relating to the mining and processing of 2.3 billion tonnes of ore from four of the KSM mineral deposits. After the Court ordered reconsideration of the SSD, if the EAO concludes for a second time that the KSM Project is substantially started, these environmental assessment approvals will not be subject to expiry. In addition to its environmental approvals, the Company currently holds significant federal and provincial permits related to the project, which allow for exploration, drilling activities, as well as early works programs, such as road and camp construction. Additional permits will still need to be obtained prior to the project going into full production.
The design of the KSM Project as approved in our Environmental Assessment Certificate (“EAC”), includes the MTT, two 22 km long parallel tunnels that connect the mine sites to the milling and processing area. The Company currently holds a number of authorizations required for the MTT, including a Mines Act permit M-245 (“M-245”), which allows excavation from each of the three portal locations to the first crosscut, located 300 metres from each portal, and a License of Occupation (“LoO”) for the MTT route. The LoO provides KSMCo with the right to occupy the area in which it intends to construct and operate the MTT for the purposes of constructing and operating the MTT. The Chief Gold Commissioner has also issued a Conditional Mineral Reserve (“CMR”) that applies to the MTT route. The Company has applied for an amendment to its M-245 to authorize the construction and operation of the MTT over its full length. Approval of this amendment has been delayed by the Mines Ministry citing a legal action commenced challenging whether the CMR applies to third-party-owned mineral claims within the area of the CMR. See Litigation section below for further details. Once the MTT is constructed, the Company plans to convert the LoO into a statutory right-of-way.
UPDATED MINERAL RESOURCE ESTIMATE
During the first quarter of 2026, an updated Mineral Resource estimate for the KSM Project was announced (see News Release dated March 31, 2026). Based on this mineral resource update, the KSM Project hosts Measured and Indicated Mineral Resources totaling 95.5 million ounces of gold, 21 billion pounds of copper, 460 million ounces of silver and 837 million pounds of molybdenum (6.3 billion tonnes grading 0.48 g/t gold, 0.15% copper, 2.3 g/t silver and 61ppm molybdenum). In addition, Inferred Mineral Resources total 84 million ounces of gold, 43 billion pounds of copper, 570 million ounces of silver and 606 million pounds of molybdenum (8.5 billion tonnes grading 0.31 g/t gold. 0.23% copper, 2.1 g/t silver and 32.5 ppm molybdenum).2
2022 PRELIMINARY FEASIBILITY STUDY AND PRELIMINARY ECONOMIC ASSESSMENT
In 2022, the Company completed a preliminary feasibility study (“2022 PFS”), which included a preliminary economic assessment (“2022 PEA”)3. A copy of the Technical Report setting forth the details of the 2022 PFS and the 2022 PEA, including the underlying assumptions and projections, can be viewed on the Company’s website (www.seabridgegold.com) by selecting “KSM” from the dropdown “Projects” tab.
The 2022 PFS envisages an open-pit mine operation that is scheduled to operate for 33 years. Ore delivery to the mill increases from an initial 130,000 tpd to 195,000 tpd in Year 3. Average life of mine strip ratio is projected to be approximately 1:1. Over the entire 33-year mine life, ore would be fed to a flotation and gold extraction mill. The flotation plant is designed to produce a gold/copper/silver concentrate for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical projections supported by extensive metallurgical testing, project a copper concentrate with an average copper grade of 24% and a high gold (64 g/t) and silver (177g/t) content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré would also be produced at the KSM processing facility.
Mineral Reserves for the KSM Project are based on open pit mining of the Mitchell, East Mitchell and Sulphurets deposits. Waste to ore cut-offs were determined using a net smelter return (“NSR”) for each block in the model. NSR is calculated using prices and process recoveries for each metal, accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, US$20 per ounce silver and US$9.70 per pound molybdenum and a foreign exchange rate of 0.79 US dollar per Canadian dollar have been used in the NSR calculations.

Total Proven and Probable Mineral Reserves for the KSM Project are 47.3 million ounces of gold, 7,320 million pounds of copper, 160 million ounces of silver and 385 million pounds of molybdenum (2,292 million tonnes grading 0.64 g/t Au, 0.14% Cu, 2.2 g/t Ag and 76 ppm Mo).
[2] Measured and Indicated Resources and Inferred Resources estimates were prepared by Henry Kim, P. Geo, an independent Qualified Person, with an effective date of March 30, 2026.
[3] The Technical Report setting forth the 2022 PFS and 2022 PEA dated August 8, 2022 was prepared by a team of independent Qualified Persons made up of Hassan Ghaffari, P.Eng.,Henry Kim, P. Geo., Jianhui (John) Huang, Ph.D., P.Eng, James H. Gray, P. Eng., Derek Kinakin, M.Sc., P.Geo, P.G., David Willms, P. Eng., Neil Brazier, P.Eng, Rolf Schmidt, P.Geo., and Ross Hammett, PhD., P. Eng.

The projected economic results of the 2022 PFS based on prevailing metal prices at that time are set forth below:

Amounts expressed in US dollars	2022 PFS Base Case
Metal Prices:
Gold ($/ounce)	1,742
Copper ($/pound)	3.53
Silver ($/ounce)	21.90
Molybdenum ($/lb)	18.00
US$/Cdn$ Exchange Rate:	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35
Operating costs per ounce of gold produced (life of mine) [1]	$275
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601
Initial capital (billions)	$6.4
Sustaining capital (billions)	$3.2
Unit operating cost (US$/tonne)	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6
NPV @ 5% discount rate (billions)	$13.5
Internal rate of return	20.1%
Payback period (years)	3.4
Post-Tax Results:
Net Cash Flow (billions)	$23.9
NPV @ 5% discount rate (billions)	$7.9
Internal rate of return	16.1%
Payback period (years)	3.7
1.On a by-product basis
The results of the 2022 PEA are a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for an additional 39 years with a peak mill feed production of 170,000 t/d. The 2022 PEA demonstrates that KSMCo is a potential multigenerational mining project with the flexibility to vary the metal output.

LITIGATION RELATED TO THE KSM PROJECT
KSM Project SSD
On November 22, 2024, the TSKLH filed a petition against the Province seeking judicial review of the SSD for the KSM Project. TSKLH sought a declaration that the EAO failed to fulfill its duty to consult TSKLH in respect of the SSD and an order quashing the SSD on the basis that the EAO failed to fulfill its duty to consult, the EAO failed to discharge its duty of procedural fairness and/or that the SSD was unreasonable. On November 29, 2024, the SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a second petition against the EAO and KSMCo, also seeking an order quashing the SSD on the basis that the SSD was unreasonable. During the third quarter of 2025, SEITC, withdrew from the proceedings.
On June 8, 2026, the Supreme Court of British Columbia (the "Court") issued its decision on these two petitions. The Court found that the EAO had not satisfied its duty to consult TSKLH with respect to the SSD. The Court has ruled that the EAO must provide a period of 90-days from June 30, 2026, for TSKLH to provide written submissions on whether the project was substantially started, after which the EAO must reconsider the SSD. The Court also dismissed the second petition that was filed by SCT, although the parties disagree as to whether the Court made a determination as to the reasonableness of the SSD. The parties to the legal action are seeking clarification from the Court as to its ruling on the reasonableness arguments made by SCT and the scope of the consultation of TSKLH required under the ruling. TSKLH and SCT have filed notices of appeal to preserve their rights of appeal until the Court provides clarification on these issues and the Company and the Crown have filed cross appeals to preserve their rights in case the appeals proceed.
The KSM Project environmental assessment certificate (“EAC”) is unaffected by the Petitions or the Court decision. However, the EAC expires unless the KSM Project was substantially started as of July 29, 2026. A substantially started determination for the KSM Project can be made well after the July 29, 2026 date; in respect of other projects a substantially started determination has been made several months after the relevant expiry date.
Since the EAO has given TSKLH until September 28, 2026, to make written submissions, the EAO will give the Company an opportunity to respond to those submissions and the EAO will need a reasonable period of time after receiving those submissions to consider them, to reconsider their original decision and prepare a new decision; the Company expects the EAO’s reconsidered decision in Q4 2026. The EAO has also indicated that it will receive submissions from the Company concerning the KSM Project for the period after the original SSD up to July 29, 2026 and will allow other interested parties, including TSKLH, to comment on the new information. It appears to the Company as though the EAO is planning to make a new substantially started determination as of July 29, 2026 based on all information provided to it by the Company and through consultation with Indigenous peoples. The Company intends to submit information regarding the additional work completed at the KSM Project after the work considered in the initial SSD to support a stronger decision. During the consultation and reconsideration process(es), the EAC has not expired; it only expires if the EAO’s ultimate determination is that the KSM Project was not substantially started on or before July 29, 2026. The EAO previously decided the KSM Project was substantially started in July, 2024.
If the Company is unsuccessful in retaining its SSD after the processes described above, the EAC will expire. Based on the merits of the Company’s original application and the EAO’s thorough review and consultation process in respect of it, the Court ruling and the additional work completed on the KSM Project not considered in the initial SSD, management considers that the probability of KSMCo not retaining the EAC is remote.
Tudor Gold Litigation and MTT Authorizations
In July 2023, Tudor Gold Corp. (“Tudor”) requested the cancellation of KSMCo's LoO and Mines Act permit. Tudor claimed that the B.C. government did not have the authority to issue these and that they would destroy the value of Tudor's claims. The Mines Act permit authorizes limited MTT construction activities, including activities on claims held by Tudor, along the route of the MTT, and the LoO authorizes KSMCo to occupy the area of the MTT for construction and operation of the MTT, including on mineral claims held by Tudor. These authorizations were granted after a thorough regulatory process involving First Nations and Tudor's existing and previous joint venture partners.
In September 2023, the Company submitted a dismissal request for Tudor’s application to the Mines Ministry and the Ministry of Forests. In October 2023, Mines Ministry affirmed the Province’s authority to grant the LoO and the Mines Act permit. On November 17, 2023, the B.C. Ministry of Water, Land, and Resource Stewardship (“WLRS”) confirmed that the LoO was in good standing and there is no justification for canceling it.
In early 2024, the Mines Ministry clarified that the CMR prohibits interference with the MTT by any free miner, including Tudor. In several letters to the Chief Gold Commissioner (“CGC”) between December 2024 and April 2025, Tudor made multiple submissions asking the CGC to decide the dispute between Tudor and KSMCo and to cancel the CMR. In May 2025, the CGC determined that she did not have jurisdiction to decide the dispute, refused to cancel the CMR and included a statement in her determination that the CMR applied to Tudor. On July 14, 2025, Tudor filed a Notice of Appeal in Court against the CGC and KSMCo, appealing the CGC’s decision not to decide the dispute and the CGC’s statement that the CMR applies to Tudor. On March 17, 2026, after conceding that the CGC’s decision was correct, Tudor abandoned this appeal.
Tudor filed a Notice of Civil Claim in the Court against the Province, seeking a ruling that the CMR does not apply to it, alleging misrepresentation by the Mines Ministry concerning Tudor’s rights as a mineral claims holder, asserting the CMR amounts to an expropriation by the Province of Tudor’s mineral claims, and asserting that the Province does not have the authority to grant Seabridge rights to use areas within Tudor’s mineral claims, amongst other things. Tudor subsequently filed a second Petition (the “LoO Petition”) against WLRS and KSMCo seeking judicial review of the September 2024 WLRS decision to grant the renewed 2024 LoO across portions of the Treaty Creek Property.
In April 2026, the Province filed its response to the Notice of Civil Claim brought against the Province by Tudor. In its response, the Province affirms its right under provincial legislation to grant the CMR and the LoO. The Province’s response notes that a mineral claim does not confer property rights; ownership of minerals requires further authorizations and authorized work by a mineral claims holder. The Province’s response further argues that Tudor knew that the CMR, LoO and Mines Act permit were in place when Tudor acquired its interest in its claims and that Tudor should have prudently investigated the implications of this fact. Finally, the Province notes that the Civil Claim by Tudor is statute-barred under the Limitations Act, any right of action having expired. The Company is applying to become a party to this Civil Claim in order to defend its interests.
The Province delivered its records in respect its decision on the LoO Petition in April 2026. The Province has not delivered its Response to the Petition as of July 29, 2026. In July 2026, Seabridge delivered its Response to Petition and the Province’s Affidavit, addressing Tudor’s claims in the LoO Petition.
On April 10, 2026, the Company received a letter from the Mines Ministry advising that the decision to issue permit amendments for the construction and operation of the MTT over their full length was being delayed. The decision maker reviewing the permit amendment application referenced the Civil Claim commenced by Tudor challenging whether the CMR applies to Tudor's mineral claims. The Mines Ministry had previously confirmed on multiple occasions in writing that the CMR applies to Tudor's mineral claims. The decision-maker has advised the Company that he is not going to make a decision on its permit amendment application until this legal issue relating to the application of the CMR is resolved. There are no plans to commence construction of the MTT until a Final Feasibility Study has been completed.
KSMCo and the Company will continue to vigorously defend all challenges to its rights, licenses and permits.
Bronson Corridor Project
Bronson Corridor Project is an exploration property 40 kilometers from our KSM project in northwest British Columbia, Canada. Bronson Corridor has many features similar to KSM and it represents an opportunity to benefit from what we have learned at KSM to find one or more large gold-copper porphyry deposits in the highly prospective Golden Triangle region.

In 2023, the Company conducted a 17-drill hole, 19,500 metre drilling program at Bronson Corridor, integrating historical drilling, geochemistry and geophysical surveying programs. The work program was designed to test deeper copper-gold porphyry systems focused on the Bronson Slope mineral resource. Results of the 2023 program expanded the broad zones of sericite-pyrite-carbonate alteration associated with the Bronson Slope intermediate epithermal deposit. In addition, the first drill program on the Snip North target in 2023 found a new porphyry mineral center. The discovery consists of the preserved upper parts of a copper-gold porphyry, with zonation from an upper intermediate sulfidation epithermal zone into intense potassicly altered porphyry system.
Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective copper-gold intrusions recognized on the property fall along this regional trend, and this observation has led us to envision a cluster of copper-gold deposits. The program in 2023 successfully tested the regional controls interpreted for the property, putting context to the alignment of Quartz Rise, Bronson Slope and Snip North.
In 2024, the Company expanded the large, intense hydrothermal system at Snip North that remains open down dip to the west and northwest. Results from the 2024 drill program established a continuous and extensive mineral system hosted in clastic and volcanoclastic wall rock, however, the source intrusion was never identified. Conclusions from the 2024 program indicated that a resource could be defined at Snip North and that it would provide valuable insights to apply across the property.
Drilling in 2025 at the Bronson Corridor Project was initiated at regular spacing to provide data to support a Mineral Resource estimation. The holes intersected wide intervals of wall rock hosted porphyry-style mineralization as well as higher level epithermal-style mineralization. The exploration program completed 23,855 metre of drilling in 24 drill holes with the goal of announcing a maiden copper-gold Mineral Resource at the Snip North target in 2026. At the close of 2025, it was determined that sufficient drilling was completed to proceed with a Mineral Resource estimation, although the limits of the system and the source intrusion were not defined.
Early in the second quarter of 2026, Seabridge published its inaugural Mineral Resource estimate for the Snip North Target, the second deposit discovered at the Bronson Corridor project. The maiden Inferred Mineral Resource totals 9.2 million ounces of gold, 28.3 million ounces of silver and 923 million pounds of copper (605.7 million tonnes grading 0.47 g/T gold, 0.07% copper and 1.5 g/T silver). Details of this Mineral Resource estimate, including the underlying assumptions, are set forth in the Company’s news release of April 15, 2026 which can be viewed on the Company’s website (www.seabridgegold.com) by selecting “Bronson Corridor” from the dropdown “Projects” tab and looking under “Project Updates”. The resource remains open in several directions.
Snip North Mineral Resource Estimate
Indicated

	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Open Pit	27,649	0.38	0.3	0.06	36	1.3	1.1	66	4

Inferred

Deposit	Tonnes (000)	Gold		Copper		Silver		Molybdenum
		Grade (g/t)	Ounces (millions)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (millions)	Grade (ppm)	Pounds (millions)
Open Pit	301,375	0.33	3.2	0.05	351	1.2	11.9	57	38
Underground	304,281	0.61	6.0	0.09	572	1.7	16.5	66	44
Total Inferred	605,656	0.47	9.2	0.07	923	1.5	28.3	62	82

Notes:
1.The effective date for the Mineral Resource Estimate for Snip North is April 8, 2026.

2.The Mineral Resource Estimates have been verified and endorsed by Henry Kim P.Geo., an independent Qualified Person.
3.Numbers may not add due to rounding.

During the second quarter of 2026, exploration work concentrated on soil and rock sampling in conjunction with geological mapping. The goal of this effort is to improve the historical geochemical data set using systematic sample distribution and modern analytical techniques that better detect porphyry mineral systems.
In conjunction with the surface sampling program, historical drill core across the Bronson Corridor is being reviewed and prepared in advance of an extensive core scanning effort. This part of the program will commence in the third quarter, designed to improve alteration mineralogy, refine structural models and develop thermal patterns in the altered rocks. Gathering this additional data from historical drill core is expected to direct future drilling of the Snip North and Bronson Slope targets.
The Company spent $3.2 million in the six months ended June 30, 2026 related to Bronson Corridor.
In addition to exploration work at Bronson Corridor, the Company spent $0.3 million in six months ended June 30, 2026 on reclamation and closure activities at the Johnny Mountain mine site.
3 Aces Project
3 Aces was acquired by Seabridge in March 2020. It consists of 1,734 claims covering 357 km² (35,700 ha) located in a road accessible part of southeastern Yukon. Historical work developed broad areas of gold-in-soil extending more than 20 kilometers and past drilling encountered extensive gold. We believe the characteristics of the 3 Aces project are indicative of an orogenic gold project consistent in formation with other orogenic gold deposits in the vicinity and around the world.
In 2024, at the 3 Aces Project, the Company completed an exploration program, including 7,600 metres of drilling to evaluate and prioritize resource expansion targets across the project. An updated 3-dimensional model was built that brought together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the Central Core Area ("CCA"). The focus in 2025 was to extend known geological features that host gold in the CCA into covered areas. The Company is pursuing an exploration model that predicts gold is localized on second-order folds along the contact of phyllite and sandstone.
3 Aces has concentrated on compiling the exploration results during the first and second quarters of 2026. This effort is integrating new drilling, extensive till and rock sampling as well as external research into a comprehensive understanding, particularly across covered areas. Expanding the potential size of the mineral system around the identified zones continues to be our focus.
The Company spent $0.7 million in six months ended June 30, 2026 related to 3 Aces.
Snowstorm Project
Snowstorm is located 15 kilometres north of the Turquoise Ridge mine on a blind extension of the prolific Getchell Trend in Nevada, U.S.A.
At Snowstorm, from 2022 through 2024, the Company evaluated the results of the previous drilling programs to understand the geology encountered and its relationship to host prospective gold mineralization. Additional research was conducted to evaluate new technologies that could assist in targeting gold concentrations. Several indirect targeting systems were under review. Access and permit conditions were reviewed for initiating more extensive exploration, including drilling on the Goldstorm target.
In 2025, exploration at Snowstorm continued the evaluation of a Getchell-style gold deposit and deployment of a new technology for the discovery of Getchell-style mineralization at Snowstorm. The ANT survey was completed during the first quarter of 2025 and integrated into the data set. This led to a comprehensive structural model on the property that was incorporated into an Artificial Intelligence ("AI") assisted targeting evaluation.

Ultimately, the AI-assisted targeting identified gaps in geochemistry and age constraints on the prospective host stratigraphy. During the second quarter of this year, surface sampling was undertaken utilizing several material types to refine the surface expression of structures defined in our comprehensive model. Samples from historical drilling were also submitted for additional geochemical testing and clay mineralogy evaluations. Several large drill hole samples were collected and submitted for stratigraphic age determination. Results from these samples are expected in the third quarter. New data will then be integrated into the AI-assisted targeting models to improve drill targeting.
The Company spent $0.9 million in six months ended June 30, 2026 related to Snowstorm.
Courageous Lake Project
In the second quarter of 2026, Seabridge shareholders approved its plan to spin out its wholly owned subsidiary, Valor Gold Corp,. (“Valor”) which owns 100% of the Courageous Lake Gold Project, located in Canada's Northwest Territories. Seabridge distributed all 55 million shares of Valor to its shareholders based on a ratio of one Valor share for every 1.957 Seabridge shares held. Valor commenced trading on the TSX under the symbol “VGC” on June 5, 2026.
Valor is focused on advancing Courageous Lake through exploration, engineering and permitting. During the six months ended June 30, 2026, Seabridge expended $9.7 million related to the spin-out, including $5.1 million to purchase shares under the arrangement agreement.
Seabridge has no residual ownership interest in Valor and takes no role in its management or governance, but did purchase a gold stream on future production. As a result of the spin-out, the Company derecognized the net assets held for distribution of $63.7 million and recognized a fair value of $11.7 million at June 30, 2026 related to the gold stream.
MINERAL INTERESTS
During the six months ended June 30, 2026, the Company capitalized an aggregate of $42.4 million (2025 - $28.4 million) expenditures attributed to mineral interests. The breakdown of the mineral interest expenditures by project is illustrated in the following table:

(in thousands of Canadian dollars)	Six months ended June 30, 2026		Six months ended June 30, 2025
	Amount	Percentage	Amount	Percentage
KSM	37,414	88%	20,160	71%
Bronson Corridor	3,155	7%	5,146	18%
Snowstorm	948	2%	1,112	4%
3 Aces	709	2%	1,728	6%
KLA	176	1%	-	-%
Courageous Lake	-	-%	294	1%
Total expenditures	42,402	100%	28,440	100%

FINANCIAL RESULTS
Quarterly results

(in thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Gain on distribution of mineral properties	151,691	-	151,691	-
Remeasurement gain (loss) on secured note liabilities through profit and loss	18,279	(20,119)	15,700	(3,838)
Corporate and administrative expenses	(9,337)	(4,955)	(16,082)	(9,309)
Foreign exchange gain (loss)	(9,865)	28,255	(17,013)	30,181
Remeasurement gain on loss of significant influence	-	-	7,333	-
Other income - flow-through shares	-	5,928	-	6,223
Finance income	1,114	1,354	2,085	2,232
Finance costs and other	(2,200)	(159)	(2,220)	(289)
Income (loss) before income taxes	149,682	10,304	141,494	25,200
Income tax recovery (expense)	(32,176)	2,025	(30,635)	(2,320)
Net income	117,506	12,329	110,859	22,880
During the current quarter, the Company recorded net income of $$117.5 million, or $1.09 and $1.08 per share on a basic and diluted basis, respectively. During the comparative period of 2025, the Company recorded net income of $12.3 million, or $0.12 per share, on both a basic and diluted basis.
During the six months ended June 30, 2026, the Company recorded net income of $110.9 million, or $1.03 per share on a basic and diluted basis. During the comparative period of 2025, the Company recorded net income of $22.9 million, or $0.23 per share, on both a basic and diluted basis.
Gain on distribution of mineral properties
The increase in net income for the three and six months ended June 30, 2026 was primarily attributable to the $151.7 million gain recognized on the distribution of the Courageous Lake Project to Valor pursuant to the completed plan of arrangement. The gain resulted from the difference between the fair value of the distribution of $211.8 million and the carrying value of the Courageous Lake mineral interests of $83.7 million, the fair value of the gold stream of $13.6 million, less the reversal of the related deferred tax liability of $20.0 million.
Remeasurement gain (loss) on secured note liabilities through profit and loss
During the three months ended June 30, 2026, the gain recognized on the remeasurement of secured note liabilities was mainly due to an increase in discount rates, the payment of interest, and a decrease in metal prices, partially offset by the impact of valuing the notes at reporting periods closer to maturity.
During the six months ended June 30, 2026, the gain recognized on the remeasurement of secured note liabilities was mainly due to an increase in discount rates and the payment of interest, partially offset by an increase in metal prices and the impact of valuing the notes at reporting periods closer to maturity.
During the three and six months ended June 30, 2025, the loss recognized on the remeasurement of secured note liabilities was mainly the net result of losses due to an increase in metal prices and the impact of valuing the notes at reporting periods closer to maturity, partially offset by the gain due to a slight increase in discount rates and payment of interest.

Corporate and administrative expenses
Corporate and administrative expenses are outlined below:

(in thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Employee compensation	1,905	1,692	3,903	3,415
Stock-based compensation	2,082	1,409	4,183	2,471
Professional fees	446	752	1,357	1,061
Other general and administrative	1,130	1,102	2,265	2,362
Expenses related to assets held for distribution	3,774	-	4,374	-
	9,337	4,955	16,082	9,309
Total Corporate and administrative expenses for the three months ended June 30, 2026, were $9.3 million compared to $5.0 million in the prior-year period. The increase was mainly due to $3.8 million of costs related to the distribution of Courageous Lake assets to Valor shareholders, higher employee and stock-based compensation, partially offset by lower professional fees.
Total Corporate and administrative expenses for the six months ended June 30, 2026, were $16.1 million compared to $9.3 million in the prior-year period. The increase was mainly due to $4.4 million of costs related to the distribution of Courageous Lake assets to Valor shareholders, higher stock-based compensation, increased professional fees and higher employee compensation.
During the six months ended June 30, 2026, stock-based compensation expense related to restricted share units (“RSUs”) and deferred share units (“DSUs”) increased by $1.7 million, when compared to the same periods in 2025. The increase was primarily due to higher numbers of outstanding RSUs and DSUs in 2026 compared to 2025 (940,285 vs 807,802), and higher fair value at the December 2025 grant date compared to fair value at the December 2024 and 2023 grant dates.
As at June 30, 2026, 853,734 RSUs and 86,551 DSUs were outstanding.
During Q1 of 2026, 6,000 RSUs were granted to a new member of the executive team. During Q2 of 2026, the number of outstanding RSUs and DSUs was adjusted by 36,319 RSUs and 3,651 DSUs, respectively, in connection with the distribution of Valor Shares under the Courageous Lake spin-out transaction.
Foreign exchange

(in thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Unrealized foreign exchange gain (loss)	(10,783)	30,566	(18,441)	31,084
Realized foreign exchange gain (loss)	918	(2,311)	1,428	(903)
Foreign exchange gain (loss)	(9,865)	28,255	(17,013)	30,181
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the US dollar in the period.
The secured note liabilities are denominated in US dollars. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) through profit and loss. Remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in US dollars. Depreciation of the Canadian dollar relative to the US dollar during the current quarter resulted in a $10.8 million unrealized foreign exchange loss on the revaluation of secured note liabilities and, conversely, a $0.9 million realized foreign exchange gain on the revaluation of cash and cash equivalents denominated in US dollars. Depreciation of the Canadian dollar relative to the US dollar during the six months ended 2026 resulted in a $18.4 million unrealized foreign exchange loss on the revaluation of secured note liabilities and, conversely, a $1.4 million realized foreign exchange gain on the revaluation of cash and cash equivalents denominated in US dollars.
Conversely, during the comparative periods, the appreciation of the Canadian dollar relative to the US dollar resulted in the opposite impact, with foreign exchange gains recognized on the revaluation of the US dollar-denominated secured note liabilities and foreign exchange losses recognized on the revaluation of US dollar-denominated cash and cash equivalents.
Other income - flow-through shares
During the three and six months ended June 30, 2026, the Company did not recognize any income related to the flow-through share premiums, as all premiums from prior years' financings had been fully recognized by December 31, 2025. During the three and six months ended June 30, 2025, the Company recognized $5.9 million and $6.2 million, respectively, of other income related to the flow-through share premium recorded on the financings completed in June 2024, October 2024, December 2024 and June 2025.
Interest income
Interest income recognized during the three and six months ended June 30, 2026, amounted to $1.1 million and $2.1 million, respectively, compared to $1.4 million and $2.2 million during the three and six months ended June 30, 2025. The decrease was primarily attributable to interest income earned on cash deposits and short-term investments, which were higher in 2025 vs 2026.
Finance costs and other
Finance costs and other amounted to $2.20 million and $2.22 million, respectively, for the three and six months ended June 30, 2026 compared to $0.16 million and $0.29 million in the three and six months ended June 30, 2025. As of June 30, capitalized interest related to the secured note liabilities amounted to $16.8 million, compared to $17.2 million in the comparative period of 2025.
Income tax recovery (expense)
During the six months ended June 30, 2026, the Company recognized income tax expense of $30.6 million, primarily reflecting deferred tax liabilities associated with the $151.7 million gain recognized on the distribution of the Courageous Lake assets to Valor and fair value gains related to the valuation of the secured note liabilities. This was partially offset by foreign exchange losses related to the valuation of the secured note liabilities. The income tax impact of $10.8 million, recorded through other comprehensive income (loss), primarily relates to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.
During the six months ended June 30, 2025, the Company recognized income tax expense of $2.3 million, primarily reflecting deferred tax liability arising from the renouncement of flow-through expenditures, partially offset by income tax recovery arising from the losses incurred in the period. The income tax impact of $8.9 million, recorded through other comprehensive income (loss), was related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.
QUARTERLY INFORMATION
Selected financial information for the last eight quarters ending June 30, 2026 is as follows:

(in thousands of Canadian dollars, except per share amounts)	2026		2025				2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	-	-	-	-	-	-	-	-
Income (loss) for the period	117,506	(6,647)	(43,782)	(32,270)	12,329	10,551	(40,764)	(27,551)
Basic income (loss) per share	1.09	(0.06)	(0.42)	(0.32)	0.12	0.11	(0.45)	(0.31)
Diluted income (loss) per share	1.08	(0.06)	(0.42)	(0.32)	0.12	0.11	(0.45)	(0.31)
Seabridge does not derive any revenue from its operations. Its primary focus is the exploration and development of its resource properties.
The significantly higher income in the current quarter is primarily due to a $151.7 million gain recognized on the distribution of the Courageous Lake mineral properties to Valor in connection with the spin-out transaction. Other fluctuations in income (loss) in current and prior quarters are mainly the result of non-cash valuation gains or losses recognized on the fair value re-valuation of its secured note liabilities each quarter, driven primarily by changes in prices of metals, forecasted future production volumes, discount rates, and foreign exchange gains or losses on the same secured note liabilities that are denominated in U.S. dollars.
The income (loss) per period has also fluctuated depending on the Company’s activity level, reflected in corporate and administrative expenses.
FINANCIAL POSITION SUMMARY

(in thousands of Canadian dollars)	June 30, 2026	December 31, 2025

Cash and cash equivalents	81,472	117,528
Other current assets	21,759	96,620
Non-current assets	1,647,905	1,553,701
Total assets	1,751,136	1,767,849

Current liabilities	49,667	40,883
Non-current liabilities excluding secured note liabilities	32,918	3,478
Secured note liabilities	561,073	598,517
Total liabilities	643,658	642,878
Total equity	1,107,478	1,124,971
Total liabilities and equity	1,751,136	1,767,849
Cash and cash equivalents
Cash and cash equivalents decreased primarily due to cash used in investing and operating activities, partially offset by net $35.8 million raised from ATM share issuance.
Other current assets
Other current assets primarily consist of HST receivables, other receivables, prepaid expenses, and investments. The decrease in other current assets compared to December 31, 2025 was mainly due to the transfer of $83.4 million of assets related to the Courageous Lake Gold Project to Valor Gold Corp. as part of the completion of the spin-out transaction during the current quarter. Prior to the transfer, these assets were classified as assets held for distribution.

Non-current assets
Non‑current assets consist primarily of mineral interests, property and equipment, other long‑term assets and receivables, reclamation deposits, and gold stream interest. The increase from the prior period was driven mainly by continued investment in mineral interests and property and equipment, as well as recognition of $11.7 million gold stream interest related to the Courageous Lake Project. This increase was partially offset by the utilization of a deferred income tax asset of $12.4 million recognized at December 31, 2025. The deferred income tax asset recognized in December 2025 primarily related to the non-cash loss recognized on the fair value remeasurement of secured note liabilities, partially reduced by foreign exchange gains arising from the valuation of the secured notes, resulting in a significant reduction of the deferred income tax asset balance.
Current liabilities
The current liabilities balance primarily consists of trade and other payables and the current portion of the provision for reclamation liabilities. The increase in current liabilities at June 30, 2026 is mainly due to higher payable and accrued liabilities associated with seasonal activities at KSM and exploration projects, included in payable and accrued liabilities is $35.8 million related to the KSM Project, primarily reflecting seasonal increases in construction, development, engineering, and feasibility study planning activities.
Non-current liabilities
Non-current liabilities include secured note liabilities of $561.1 million as at June 30, 2026, compared to $598.5 million as at December 31, 2025. The $37.4 million decrease is primarily due to an increase in credit spread and discount rates, which reduce the fair value of the secured note liabilities, as well as settlement of interest. These decreases were partially offset by higher metal prices, depreciation of the Canadian dollar compared to the US dollar, and the impact of valuing the notes at reporting periods closer to maturity.
Non-current liabilities, excluding secured note liabilities, consist primarily of provision for reclamation liabilities, lease obligations and deferred income tax liabilities. During the six months ended June 30, 2026, the Company recognized a deferred income tax liability of $28.8 million, primarily reflecting the non-cash tax impact of the gain recognized on the transfer of the Courageous Lake assets to Valor Shareholder and non-cash gains arising from the fair value remeasurement of secured note liabilities. This was partially offset by foreign exchange losses related to the secured notes and losses arising from the valuation of marketable securities.
LIQUIDITY AND CAPITAL RESOURCES

(in thousands of Canadian dollars)	June 30, 2026	December 31, 2025

Current assets
Cash and cash equivalents	81,472	117,528
Amounts receivable and prepaid expenses	7,778	4,482
Investment in marketable securities	13,981	8,750
Total current assets	103,231	130,760

Current liabilities
Accounts payable and accrued liabilities	47,400	17,565
Lease obligations	549	366
Provision for reclamation liabilities	1,718	3,044
Total current liabilities	49,667	20,975
Working Capital (1)	53,564	109,785
1.This is a non-GAAP financial performance measure with no standard definition under IFRS.

The Company’s working capital position decreased by $56.2 million, from $109.8 million on December 31, 2025 to $53.6 million at June 30, 2026. The decrease was mainly due to cash utilized to fund site operating and investing and higher accounts payable and accrued liabilities resulting from seasonal increases in site activities, partially offset by $35.8 million raised in Q1 2026 through the ATM offering.
During the six months ended June 30, 2026, the Company raised net $35.8 million (for the year ended 2025 - $100.8 million) through an ATM offering. During the first quarter of 2025, the Company replaced its base shelf prospectus and related registration statement with a new US$750 million base shelf prospectus and registration statement that expires in February 2027.
To satisfy the interest payment on the 2022 Secured Note, during the six months ended June 30, 2026, the Company issued 293,956 common shares in respect of the interest incurred during the period (six months ended June 30, 2025 - 585,395 common shares). To satisfy the interest payment on the 2023 Secured Note for the six months ended June 30, 2026, the Company issued 195,971 common shares in settlement of interest incurred during the period. Interest incurred during the six months ended June 30, 2025 was accrued as Deferred Interest.
With respect to the secured notes, and following an amendment to the put-rights under the secured note in Q2 2026, as at June 30, 2026, the Company has assessed that the Silver and NSR Financing Puts (“Financing Puts”) are expected to become exercisable on March 24, 2028, and are not exercisable prior to that date. If exercised, the Company would be required to pay US$247.1 million, plus accrued and unpaid interest related to the 2022 Secured Note, and US$164.8 million, plus accrued and unpaid interest related to the 2023 Secured Note. The Company has the option to settle amounts due on exercise of the Financing Puts through the issuance of common shares, subject to ownership limitations, or in cash. The ultimate form of settlement will depend on the Company’s share price, capital structure, and the noteholder’s shareholdings at the date of settlement. As the Financing Puts are not exercisable until March 2028, the Company expects the Financing Puts will become exercisable at that time and no determination regarding the settlement method has been made as at June 30, 2026.
As the Company does not generate cash inflows from operations, the Company is dependent upon current working capital and external sources of financing to fund its exploration projects and ongoing activities. When and if required, the Company will seek additional sources of financing to fund its exploration and development programs at its key projects.
COMMITMENTS AND CONTINGENCIES
The following table summarizes the maturities of the Company’s financial liabilities and commitments as at June 30, 2026 based on the undiscounted contractual cash flows:

	Payments due by years
(in thousands of Canadian dollars)	Total	2026	2027-2028	2029-2030	2031-2032
2022 Secured Note – interest	118,910	10,381	41,523	41,523	25,483
2023 Secured Note – interest	79,274	6,921	27,682	27,682	16,989
Capital expenditure commitments	89,521	89,521	-	-	-
Mineral interests	7,846	94	1,851	2,224	3,677
Lease obligation	2,877	454	1,409	618	396
	298,428	107,371	72,465	72,047	46,545
Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares or a combination of the two, subject to limitations described below.

SECURED NOTES LIABILITIES
On March 24, 2022, KSMCo entered into an agreement selling a secured note that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project for US$225 million. On May 8, 2026, KSMCo entered into an amending agreement that amended the terms of the Silver Financing Put (defined below) to delay the date this put becomes exercisable by one year in exchange for an increase in the amount payable on exercise of the Silver Financing Put.
The key terms of the secured note issued in 2022, as amended, ("2022 Secured Note") include:
•When the Secured Note matures, the noteholder will use all of the principal amount repaid on maturity to purchase a 60% gross Silver Royalty. Maturity occurs upon the first to occur of:
a.Commercial production being achieved at KSM; and
b.Either on March 24, 2032, or if the EAC expires and the noteholder does not exercise their right to put the 2022 Secured Note to KSMCo, on March 24, 2035.
•Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. KSMCo can elect to satisfy interest payments in cash or by delivering the Company's common shares with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).
•KSMCo has the option to buy back 50% of the Silver Royalty on or before three years after commercial production has been achieved, for an amount that provides the noteholder with a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2028, the noteholder can put the 2022 Secured Note back to KSMCo for US$247.1 million, (“Silver Financing Put”) plus accrued and unpaid interest, with KSMCo able to satisfy such amount in cash or by delivering the Company's common shares at its option subject to limitations noted below. This right expires once such project financing is in place. If the noteholder exercises the Silver Financing Put, the noteholder's right to purchase the Silver Royalty terminates.
•If KSM’s EAC expires at any time while the 2022 Secured Note is outstanding, the noteholder can put the 2022 Secured Note back to KSMCo for US$247.5 million plus accrued and unpaid interest at any time over the following nine months, with KSMCo able to satisfy such amount in cash or by delivering the Company's common shares at its option, subject to limitations noted below. If the noteholder exercises this put right, their right to purchase the Silver Royalty terminates. Receipt of a substantially started determination makes the EAC for the KSM Project no longer subject to expiry which eliminates the possibility that the noteholder can put the 2022 Secured Note back to KSMCo for the EAC expiry. As discussed in the section Litigation Related to the KSM Project, a Court decision on the two legal proceedings against the Province and KSMCo challenging the SSD was released and KSMCo’s application for a substantially started decision has been remitted to the EAO for reconsideration and another decision.
•If commercial production is not achieved at KSM prior to March 24, 2032, and the 2022 Secured Note is not put back to KSMCo, the Silver Royalty payable to the noteholder will increase to a 75% gross silver royalty.
•No amount payable shall be paid in common shares if, after the payment, the noteholder (on its own or when aggregated with the holdings of any person owning a beneficial interest in the 2022 Secured Note) would own more than 9.9% of the Company’s outstanding shares.
•KSMCo's obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.
On June 29, 2023, KSMCo, entered into an agreement selling a secured note on the KSM Project. On May 8, 2026, KSMCo entered into an amending agreement that amended the terms of the NSR Financing Put (defined below) to delay the date this put becomes exercisable by one year in exchange for an increase in the amount payable on exercise of the NSR Financing Put. The 2023 secured note issued in 2023, as amended, (“2023 Secured Note” and together with the 2022 Secured Note the “Secured Notes”) has a principal amount of US$150 million.
The key terms of the secured note issued in 2023, as amended, ("2023 Secured Note") include:
•When the 2023 Secured Note matures, the noteholder will use all of the principal amount repaid on maturity to purchase the NSR. Maturity occurs upon the first to occur of:
a.Commercial production being achieved at KSM; and
b.Either on March 24, 2032, or if the EAC expires and the noteholder does not exercise their right to put the 2023 Secured Note to KSMCo, on March 24, 2035.
•Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. KSMCo can elect to satisfy interest payments in cash or by delivering the Company's common shares with a value equal to a 5% discount on the 5-day VWAP.
•Payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) was deferred and the Deferred Interest plus accrued interest on it, aggregating US$21.5 million, was paid on or before December 29, 2025. The US$21.5 million was satisfied through the issuance of the Company's common shares, thereby eliminating an increase in the NSR percentage to maintain it at 1%.
•KSMCo has the option to buyback 50% of the NSR on or before three years after commercial production has been achieved, for an amount that provides the noteholder with a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2028, the noteholder can put the 2023 Secured Note back to KSMCo for US$164.8 million, (“NSR Financing Put”) plus accrued and unpaid interest, with KSMCo able to satisfy such amount in cash or by delivering the Company's common shares at its option, subject to limitations noted below. The NSR Financing Put expires once such project financing is in place. If the noteholder exercises the NSR Financing Put, the noteholder's right to purchase the NSR terminates.
•If KSM’s EAC expires at any time while the 2023 Secured Note is outstanding, the noteholder can put the 2022 Secured Note back to KSMCo for US$165 million plus accrued and unpaid interest at any time over the following nine months, with KSMCo able to satisfy such amount in cash or by delivering the Company's common shares at its option, subject to limitations noted below. If the noteholder exercises this put right, the noteholder's right to purchase the NSR terminates. Receipt of the substantially started determination makes the EAC for the KSM Project no longer subject to expiry which eliminates the possibility that the noteholder can put the 2023 Secured Note back to the KSMCo for the EAC expiry. As discussed in the section Litigation Related to the KSM Project, a Court decision on the two legal proceedings against the Province and KSMCo challenging the SSD was released and KSMCo’s application for a substantially started decision has been remitted to the EAO for reconsideration and another decision.
•If commercial production is not achieved at KSM prior to March 24, 2032 and the 2023 Secured Note is not put back to KSMCo, the NSR payable to the noteholder will increase to a 1.25% NSR.
•No amount payable shall be paid in common shares if, after the payment, any of the noteholder would own more than 9.9% of the Company’s outstanding shares.
•KSMCo's obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

A number of the options within the Secured Notes agreements represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire Secured Notes as a financial liability at fair value through profit or loss. As a result, changes in fair value of the Secured Notes have a significant impact on the Company’s reported quarterly financial results. Foreign exchange movements related to these U.S. dollar-denominated liabilities also have a significant impact on reported quarterly results and are reported separately from revaluation changes on the Statement of Consolidated Loss. Changes in fair value have no impact on the Secured Notes at maturity. Either the Secured Notes will be put back to the Company at the prescribed amounts as specified in the Secured Notes, or the Secured Notes will be exchanged for the Silver Royalty and NSR.
The Company measures the fair value of its Secured Note liabilities using a discounted cash flow model with a Monte Carlo simulation. Key assumptions into the models include future precious and base metals prices, discount rates, forecasted metals production, and probabilities of EAC expiry, achieving commercial production and securing project financing. Changes to these inputs and assumptions have a significant impact on the measurement of the Secured Note liabilities. There is significant estimation uncertainty with respect to the application of the key assumptions in determining the fair value of the Secured Note liabilities.
During the six months ended June 30, 2026, the fair value of the secured note liabilities decreased by $37.4 million, from $598.5 million on December 31, 2025 to $561.1 million on June 30, 2026. The decrease in the fair value was primarily due to an increase in credit spread and discount rates, as well as settlement of interest, partially offset by higher metal prices, depreciation of the Canadian dollar compared to the US dollar, and the impact of valuing the notes at reporting periods closer to maturity.
The fair value of the Secured Notes is estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.
The change in the fair value of the secured note liabilities during the three and six months ended June 30, 2026 and the prior period is summarized in the following table:

(in thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Secured Note:
Remeasurement difference	18,279	(23,493)	15,700	(10,710)
Foreign Exchange gain (loss)	(11,028)	30,565	(18,684)	31,083
Gain (loss) through other comprehensive income (loss)	(10,882)	(26,573)	40,428	(33,675)
Decrease (increase) in fair value during the period	(3,631)	(19,501)	37,444	(13,302)
Key valuation assumptions in respect of the 2022 Notes are summarized in the following table:
2022 Secured Note:

Key inputs and assumptions	June 30, 2026	December 31, 2025
Forecast silver production in thousands of ounces	166,144	166,144
Silver spot price per ounce [1]	$58.80	$71.99
Royalty rate	75%	75%
Risk-free rate	4.9%	4.8%
Credit spread	5.3%	4.6%
Share price volatility	60%	60%
Silver royalty discount factor	15.8%	14.5%
1.The metal prices used in the model are based on the quoted forward prices, where available, and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

To satisfy the interest payment on the 2022 Secured Note, during the six months ended June 30, 2026, the Company issued 293,956 common shares in respect of the interest incurred during the period (six months ended June 30, 2025- 585,395 common shares).
According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be demanded. Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, management continues to believe that the Silver Financing Put would become exercisable.
As at June 30, 2026 and December 31, 2025, the fair value of the 2022 Secured Note exceeded the discounted value of the contractual cash flows related to the 2022 Secured Note.
During the six months ended June 30, 2026, the fair value of the 2022 Secured Note increased, and the Company recognized a loss of $7.3 million (six months ended June 30, 2025 - gain of $9.3 million).
The following key inputs and assumptions were used in the determination of fair value of the 2023 Secured Notes:
2023 Secured Note:

Key inputs and assumptions	June 30, 2026	December 31, 2025
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Metals spot prices on June 30, 2026, and December 31, 2025 [1]
Gold per ounce	$4,016.70	$4,307.95
Silver per ounce	$58.80	$71.99
Copper per pound	$6.07	$5.63
Molybdenum per pound	$31.11	$21.50
NSR Rate	1.25%	1.25%
Risk-free rate	4.9%	4.8%
Credit spread	5.3%	4.6%
Share price volatility	60%	60%
NSR royalty discount factor	15.8%	14.5%
1.The metal prices used in the model are based on the quoted forward prices, where available, and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices
The fair value of the Secured Notes was estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.
To satisfy the interest payment on the 2023 Secured Note, during the six months ended June 30, 2026, the Company issued 195,971 common shares in respect of the interest incurred during the period. Interest incurred during the six months ended June 30, 2025 was accrued as Deferred Interest. The Interest Deferral Amount was settled on December 29, 2025 through the issuance of 774,841 Seabridge common shares.
According to IFRS 13, the fair value of a financial liability with a demand feature must not be lower than the amount payable on demand, discounted from the earliest possible date that payment could be demanded. Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, management continues to believe that the NSR Financing Put would become exercisable.
As at June 30, 2026, and December 31, 2025, the fair value of the 2023 Secured Note exceeded the discounted value of the contractual cash flows related to the 2023 Secured Note.

During the six months ended June 30, 2026, the fair value of the 2023 Secured Note decreased, and the Company recognized a $44.7 million gain (six months ended June 30, 2025 - loss of $22.6 million).
CONTINGENCIES
During 2016, upon the completion of an audit by tax authorities of the Company's application under the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, in respect of expenditures incurred in 2010 and 2011, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company presented its case in the BC Supreme Court in September 2024. As at June 30, 2026, the Company had paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) had withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance claimed by CRA, including interest. As a result, at March 31, 2025 the Company had recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. On March 26, 2025, a judgment (the “BC METC Judgment”) was rendered substantially in the favor of the Company and confirmed that the Company’s expenditures did qualify for the BCMETC program. During the last quarter of 2025, the Company was returned the full $3.9 million plus $0.5 million in additional interest, or $4.4 million in total.
As previously disclosed in the Company’s prior years' financial statements and in its consolidated financial statements for the year ended December 31, 2025, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three years ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time to time, with the proceeds from the issuance of flow-through shares and renounced, to flow-through share subscribers, the expenditures which it determined to be CEE. The notice disputed the eligibility of the same types of expenditures the CRA categorized as not qualifying for the BCMETC program in the case described above and the relevant wording of the test for expenditures that qualify for the BCMETC program is the same as the relevant wording of the test for expenditures that qualify as CEE. The Company responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors' agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at June 30, 2026. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $4.3 million in potential interest. If the reasoning of the BCMETC Judgement is applied to the expenditures claimed not to be eligible as CEE by the CRA, the notices of objection should be accepted and the reassessments of the Company and the investors should be reversed. No provision has been recorded related to the tax, potential interest, or the potential indemnity, as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.
CONTROLS AND PROCEDURES
The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of June 30, 2026, that they are appropriately designed.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Changes to Internal Controls Over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.
CYBERSECURITY
The Company’s management is responsible for cybersecurity, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of cybersecurity risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures of which the Company is aware.

SUSTAINABILITY
Management and the Board of Directors consider more than just environmental, social, and governance issues when considering Sustainability. The Company also takes into account diversity, equity and inclusion (DEI) to form our overall approach to Sustainability. Thus, the Board of Directors and management have incorporated Sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably and with leading governance standards. The Board of Directors has established a Sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-related and nature-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy influences the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors in associated matters. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report, annually covering its Sustainability performance and approach to climate change issues for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve leading operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates.
In the six months ended June 30, 2026, and to the date of this report, the Company had no significant environmental and safety incidents that required reporting to government agencies or other regulators.
In addition to its Sustainability Policy, the Company has implemented its Environmental Policy, Health and Safety Policy, which includes separate policies on discrimination, bullying, harassment, and violence, as well as a Workplace Employment Policy and a Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.
SHARES ISSUED AND OUTSTANDING
As of August 13, 2026, the issued and outstanding common shares of the Company totaled 107,871,216. In addition, there were 853,734 RSUs and 86,551 DSUs outstanding. Assuming the conversion of all of these instruments into shares, the issued and outstanding common shares would be 108,811,501.
RELATED PARTY TRANSACTIONS
During the six months ended June 30, 2026, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
RECENT ACCOUNTING PRONOUNCEMENTS
Refer to Note 2 in the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2026.
CRITICAL ACCOUNTING ESTIMATES
Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2025.
RISKS AND UNCERTAINTIES
The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance relating but not limited to the Company’s expectations, intentions, estimates, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, "objective", "strategy", "plan", “intend”, “estimate”, "project", “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assessments, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of exploration programs or capital projects, timing of commencement or completion of operations, the realization of the Company’s plans, the completion of corporate transactions, the achievement of various corporate objectives and their timing, the outcomes of court proceedings, the values of the Secured Notes and the assumptions underlying such values, and the performance of systems and procedures and is based on current expectations that involve several business risks and uncertainties. Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, some of which may be inaccurate.
Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, the failure to raise the funds necessary to conduct its activities, to secure a joint venture partner to build or buy a project, to meet debt service obligations, or to determine estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, the inability to maintain good relationships with Indigenous groups with rights over the areas of its projects, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, a cybersecurity incident, adverse court rulings, climate and nature related risks to performance of work and maintenance of infrastructure, failure of personnel or contractors to perform within expected timelines and costs, inflation, changes in exchange rates, fluctuations in commodity prices, challenges to property title or access to properties, increased competition for properties, personnel or supplies, delays in the development of projects, unavailability of insurance and other factors identified in the Company’s other disclosure documents from time-to-time.
Shareholders are cautioned not to place undue reliance on forward-looking statements. By its nature, forward looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or other such factors which affect this information, except as required by law.